Exhibit 10.2

NORTEK, INC.

$250,000,000 principal amount of
10% Senior Notes due 2018

PURCHASE AGREEMENT

November 18, 2010
New York, New York

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park, 20th Floor
New York, NY 10036

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue,
New York, New York 100 10-3629

UBS Securities LLC
299 Park Avenue
New York, New York 10171

Ladies and Gentlemen:

Nortek, Inc., a Delaware corporation (the "**Issuer**"), agrees with you as follows:

1.   Issuance of Notes. The Issuer proposes, subject to and upon the terms and conditions set forth below, to issue and sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "**Representative**") and the several parties named on Schedule I hereto (together with the Representative, the "**Initial Purchasers**") $250,000,000 aggregate principal amount of 10% Senior Notes due 2018 (the "**Original Notes**").

The Original Notes will be offered and sold to the Initial Purchasers pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended (the "**Act**"). The Issuer has prepared a preliminary offering circular dated November 11, 2010 (as amended or supplemented, the "**Preliminary Offering Circular**") and will prepare a final offering circular dated as of the date hereof (as amended or supplemented at the date hereof (the "**Final Offering Circular**"), relating to the Issuer, the Guarantors (as defined below), the Subsidiaries (as defined below), the offering of the Original Notes and the Original Notes.

The Initial Purchasers have advised the Issuer that the Initial Purchasers intend, as soon as they deem practicable after this Agreement has been executed and delivered, to resell the Original Notes in private sales exempt from registration under the Act (the "**Exempt Resales**") on the terms set forth in the Preliminary and Final Offering Circular, as amended or supplemented, solely to (i) persons whom the Initial Purchasers reasonably believe to be "qualified institutional buyers" ("**QIBs**"), as defined in Rule 144A under the Act ("**Rule 144A**"), in accordance with Rule 144A and (ii) other eligible purchasers pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Act ("**Regulation S**") in accordance with Regulation S (the persons specified in clauses (i) and (ii), the "**Eligible Purchasers**").

Holders (including subsequent transferees) of the Original Notes will have registration rights under the registration rights agreement (the "**Registration Rights Agreement**"), among the Issuer, the Guarantors and the Initial Purchasers, to be dated the Closing Date, substantially in the form attached hereto as Exhibit A. Under the Registration Rights Agreement, the Issuer and the Guarantors will agree to (i) file with the Securities and Exchange

Commission (the "**Commission**") (a) a registration statement under the Act (the "**Exchange Offer Registration Statement**") relating to a new issue of debt securities (collectively with the Private Exchange Notes (as defined in the Registration Rights Agreement), the "**Exchange Notes**" and, together with the Original Notes, the "**Notes**"), to be offered in exchange for the Original Notes (the "**Exchange Offer**") and issued under the Indenture (as defined below) or an indenture substantially identical to the Indenture and/or (b) under certain circumstances set forth in the Registration Rights Agreement, a shelf registration statement pursuant to Rule 415 under the Act (the "**Shelf Registration Statement**") relating to the resale by certain holders of the Original Notes, (ii) use their reasonable best efforts to cause the Exchange Offer Registration Statement and, if applicable, the Shelf Registration Statement to be declared effective and (iii) use their reasonable best efforts to consummate the Exchange Offer, all within the time periods specified in the Registration Rights Agreement.

The Original Notes will be issued pursuant to an indenture (the "**Indenture**"), to be dated the Closing Date (as defined herein), among the Issuer and U.S. Bank National Association, as trustee (the "**Trustee**"). The Original Notes will be unconditionally guaranteed as to the payment of principal and interest by the guarantors listed on Schedule II hereto (the "**Guarantors**" and such guarantees, the "**Guarantees**").

This Agreement, the Original Notes, the Indenture and the Registration Rights Agreement are hereinafter sometimes referred to collectively as the "**Note Documents**." The issuance and sale of the Original Notes and the use of proceeds therefrom described in the General Disclosure Package (as defined herein) and Final Offering Circular are collectively referred to as the "**Transactions**."

For the purposes of this Agreement:

"**Applicable Time**" means 4:15 p.m. (New York City time) on the date of this Agreement.

"**Free Writing Communication**" means a written communication (as such term is defined in Rule 405) that constitutes an offer to sell or a solicitation of an offer to buy the Original Notes and is made by means other than the Preliminary Offering Circular or the Final Offering Circular.

"**General Disclosure Package**" means (i) the Preliminary Offering Circular, together with (ii) any Issuer Free Writing Communication existing at the Applicable Time and specified in Schedule III hereto and (iii) any other information which is intended for general distribution to prospective investors, as evidenced by its being specified in Schedule III hereto.

"**Issuer Free Writing Communication**" means a Free Writing Communication prepared by or on behalf of the Issuer used or referred to by the Issuer or containing a description of the final terms of the Original Notes or of their offering, in the form retained in the Issuer's records.

"**Securities Laws**" means collectively, the Sarbanes-Oxley Act of 2002 ("**Sarbanes-Oxley**"), the Act, the Exchange Act, the rules and regulations of the Commission, the auditing principles, rules, standards and practices applicable to auditors of "issuers" (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the rules of the New York Stock Exchange and the NASDAQ Stock Market ("**Exchange Rules**").

"**Supplemental Marketing Material**" means any Issuer Free Writing Communication other than any Issuer Free Writing Communication specified in Schedule III hereto. Supplemental Marketing Materials include, but are not limited to, the electronic Bloomberg roadshow slides and the accompanying audio recording.

2.   Agreements to Sell and Purchase. On the basis of the representations, warranties and covenants contained in this Agreement, and subject to the terms and conditions contained in this Agreement, the Issuer agrees to issue and sell to the Initial Purchasers, and each of the Initial Purchasers, severally and not jointly, agrees to purchase from the Issuer, the aggregate principal amount of Original Notes set forth opposite its name on Schedule I attached hereto. The purchase price for the Original Notes shall be 98.0% of their principal amount.

3.   Delivery and Payment. Payment of the purchase price for the Original Notes shall be made at 10:00 a.m., New York City time, on November 23, 2010 (such date, the "**Closing Date**") at the offices of Cahill Gordon & Reindel llp, 80 Pine Street, New York, New York 10005, against delivery thereof on the Closing Date. The Closing Date and the location of delivery of and the form of payment for the Original Notes may be varied by mutual agreement between the Initial Purchasers and the Issuer.

The Original Notes shall be delivered by the Issuer to the Initial Purchasers (or as the Initial Purchasers direct) through the facilities of the Depository Trust Company ("**DTC**")against payment by the Initial Purchasers of the purchase price therefor by means of wire transfer of immediately available funds to such account or accounts specified by the Issuer in accordance with Section 9(h) on or prior to the Closing Date, or by such means as the parties hereto shall agree prior to the Closing Date. The Original Notes shall be evidenced by one or more certificates in global form registered in such names as the Initial Purchasers may request upon at least one business day's notice prior to the Closing Date and having an aggregate principal amount corresponding to the aggregate principal amount of the Original Notes.

4.   Agreements of the Issuer and each Guarantor. The Issuer and each Guarantor covenants and agrees with the Initial Purchasers as follows:

(a)   To furnish the Initial Purchasers and those persons identified by the Initial Purchasers, without charge, with as many copies (which may be by delivery of a single "pdf" electronic copy other than in the case of the Final Offering Circular) of the Preliminary or Final Offering Circular, each other document comprising a part of the General Disclosure Package, each item of Supplemental Marketing Material, and any amendments or supplements thereto, as the Initial Purchasers may reasonably request. The Issuer and each Guarantor consents to the use of the General Disclosure Package and Final Offering Circular, and any amendments and supplements thereto, by the Initial Purchasers in connection with Exempt Resales.

(b)   Not to amend or supplement the Preliminary Offering Circular provided to the Representative prior to the execution of this Agreement other than such changes and additions as to which the Representative shall have consented (such consent not to be unreasonably withheld or delayed). Not to make any changes or additions to the information contained in the Final Offering Circular from the corresponding information contained in the Preliminary Offering Circular other than (i) changes and additions to reflect pricing information with respect to the Original Notes and (ii) such other changes and additions as to which the Representative shall have consented (such consent not to be unreasonably withheld or delayed). Not to amend or supplement the Final Offering Circular prior to the Closing Date unless the Initial Purchasers (i) shall previously have been advised of such proposed amendment or supplement at least two business days prior to the proposed use (or such shorter period as may be required to comply with applicable legal and contractual obligations) and (ii) shall not have objected to, or shall have consented to (such consent not to be unreasonably withheld or delayed), such amendment or supplement.

(c)   If, prior to the time that the Initial Purchasers have completed their distribution of the Original Notes, any event shall occur and, as a result thereof, in the judgment of the Issuer and the Guarantors or in the judgment of counsel to the Initial Purchasers, the Preliminary or Final Offering Circular, the General Disclosure Package or any Supplemental Marketing Material, as then amended or supplemented, would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the Preliminary or Final Offering Circular, the General Disclosure Package or any Supplemental Marketing Material, as then amended or supplemented, in the light of the circumstances under which they are made, not misleading, or if it is necessary to amend or supplement the Preliminary or Final Offering Circular, the General Disclosure Package or any Supplemental Marketing Material, to comply with all applicable laws, the Issuer and the Guarantors shall promptly notify the Initial Purchasers of such event and (subject to Section 4(b)) prepare an appropriate amendment or supplement to the Preliminary or Final Offering Circular, the General Disclosure Package or any Supplemental Marketing Material, so that (i) the statements in the Preliminary or Final Offering Circular, the General Disclosure Package or any Supplemental Marketing Material, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances at the time that the Preliminary or Final Offering Circular, the General Disclosure Package or any Supplemental Marketing Material, is delivered to prospective Eligible Purchasers, not misleading and (ii) the Preliminary or Final Offering Circular, the General Disclosure Package or any Supplemental Marketing Material, will comply with applicable law.

(d)   To qualify or register the Original Notes under the securities laws of such jurisdictions as the Initial Purchasers may request and to continue such qualification in effect so long as required for the Exempt Resales. Notwithstanding the foregoing, the Issuer shall not be required to qualify as a foreign corporation in any jurisdiction in which it is not so qualified or to execute a general consent to service of process in any such jurisdiction or subject itself to taxation in excess of a nominal dollar amount in any such jurisdiction where it is not then so subject.

(e)   To advise the Initial Purchasers promptly and, if requested by the Initial Purchasers, to confirm such advice in writing, of the issuance by any securities commission of any stop order suspending the qualification or exemption from qualification of any of the Original Notes for offering or sale in any jurisdiction, or the initiation of any proceeding for such purpose by any securities commission or other regulatory authority. The Issuer and the Guarantors shall use their reasonable best efforts to prevent the issuance of any stop order or order suspending the qualification or exemption of any of the Original Notes under any securities laws, and, if at any time any securities commission or other regulatory authority shall issue an order suspending the qualification or exemption of any of the Original Notes under any securities laws, the Issuer and the Guarantors shall use their reasonable best efforts to obtain the withdrawal or lifting of such order at the earliest possible time.

(f)   Whether or not the transactions contemplated by this Agreement are consummated, to pay all costs, expenses, fees and disbursements (including fees and disbursements of counsel and accountants for the Issuer and the Guarantors) incurred in connection with the performance of the obligations of the Issuer and the Guarantors under this Agreement and all stamp, documentary or similar taxes incident to and in connection therewith, including, those relating to: (i) the preparation, printing and distribution of the Preliminary or Final Offering Circular, any other documents comprising a part of the General Disclosure Package, each item of Supplemental Marketing Material, and any amendments and supplements thereto, (ii) all expenses (including travel expenses) of the Issuer and the Guarantors in connection with any meetings with prospective investors in the Original Notes (including, if applicable, rental costs of airplanes used to transport representatives of the Issuer and the Guarantors and the Initial Purchasers to such meetings), (iii) the preparation (except to the extent prepared by counsel to the Initial Purchasers), notarization (if necessary) and delivery of the Note Documents and all other agreements, memoranda, correspondence and documents prepared and delivered in connection with this Agreement and with the Exempt Resales, (iv) the issuance, transfer and delivery of the Original Notes by the Issuer to the Initial Purchasers, (v) the qualification or registration of the Original Notes for offer and sale under the securities laws of the several states of the United States or provinces of Canada (including, without limitation, the cost of printing and mailing preliminary and final Blue Sky or legal investment memoranda and reasonable fees and disbursements of counsel (including local counsel) to the Initial Purchasers relating thereto), (vi) the inclusion of the Original Notes in the book-entry system of the DTC, (vii) the rating of the Original Notes by rating agencies, (viii) the fees and expenses of the Trustee and its counsel, (ix) the performance by the Issuer and the Guarantors of their other obligations under the Note Documents, and (x) any expenses incident to the "road show" for the offering of the Original Notes and any other meetings with prospective investors in the Original Notes. Except as specifically provided in this Section 4(f) or Section 11, the Initial Purchasers shall pay all of their own expenses (including all of the fees and disbursements of counsel and the travel and lodging expenses of the Initial Purchasers) in connection with the preparation of this Agreement and the other Note Documents, the transactions contemplated hereby and thereby and all Exempt Resales.

(g)   To use the net proceeds from the sale of the Original Notes in the manner described in the General Disclosure Package and Final Offering Circular under the caption "Use of Proceeds."

(h)   Not to, and not to permit any of the Issuer's subsidiaries listed on Schedule V attached hereto (each, a "**Subsidiary**" and collectively, the "**Subsidiaries**") to, sell, offer for sale or solicit offers to buy any security (as defined in the Act) that would be integrated with the sale of the Original Notes in a manner that would require the registration under the Act of the sale of the Original Notes to the Initial Purchasers or any Eligible Purchasers.

(i)   During the period of one year immediately following the Closing Date, not to, and to cause their respective controlled "affiliates" (as defined in Rule 144 under the Act) not to, resell any of the Original Notes that constitute "restricted securities" under Rule 144 that have been reacquired by any of them (other than in a transaction registered under the Act).

(j)   Not to engage, and to cause the Subsidiaries and their other respective controlled affiliates or any person acting on their behalf (other than, in any case, the Initial Purchasers and any of their controlled affiliates, as to whom the Issuer and the Guarantors make no covenant) not to engage, in any form of general solicitation or general advertising (within the meaning of Regulation D under the Act) in connection with any offer or sale of the Original Notes in the United States.

(k)   Not to engage, and to cause the Subsidiaries and their other respective controlled affiliates or any person acting on their behalf (other than, in any case, the Initial Purchasers and any of their controlled affiliates, as to whom the Issuer and the Guarantors make no covenant) not to engage, in any directed selling effort with respect to the Original Notes, and to comply with the offering restrictions requirement of Regulation S. Terms used in this paragraph have the meanings given to them by Regulation S.

(l)   From and after the Closing Date, for so long as any of the Original Notes remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Act and during any period in which the Issuer is not subject to Section 13 or 15(d) of the Exchange Act, to make available upon request the information required by Rule 144A(d)(4) under the Act to (i) any holder or beneficial owner of Original Notes in connection with any sale of such Original Notes and (ii) any prospective purchaser of such Original Notes from any such holder or beneficial owner designated by the holder or beneficial owner. The Issuer and the Guarantors will be jointly and severally obligated to pay the reasonable expenses of preparing, printing and distributing such documents.

(m)   To comply with their obligations under the Registration Rights Agreement.

(n)   To comply with their obligations under the letter of representations to DTC relating to the approval of the Original Notes by DTC for "book-entry" transfer and to use their reasonable best efforts to obtain approval of the Original Notes by DTC for "book-entry" transfer.

(o)   Prior to the Closing Date, to furnish without charge to the Initial Purchasers, (i) as soon as they have been prepared by the Issuer, a copy of any regularly prepared internal financial statements of the Issuer and the Subsidiaries for any period subsequent to the period covered by the financial statements included in the General Disclosure Package and Final Offering Circular, (ii) as soon as they have been furnished to the Issuer, all other reports and other communications (financial or otherwise) that the Issuer or any of the Subsidiaries mails or otherwise makes available to its security holders and (iii) such other information as the Initial Purchasers shall reasonably request.

(p)   During the period of one year after the Closing Date, the Issuer and the Guarantors will, upon request, furnish to the Initial Purchasers and any holder of Original Notes a copy of the restrictions on transfer applicable to the Original Notes.

(q)   During the period of one year after the Closing Date or, if earlier, until such time as the Original Notes are no longer restricted securities (as defined in Rule 144 under the Act), not to be or become a closedend investment company required to be registered, but not registered, under the Investment Company Act of 1940.

(r)   In connection with the offering, until the Initial Purchasers shall have notified the Issuer and any of the Guarantors of the completion of the distribution of the Original Notes, not to, and to cause any of their controlled "affiliates" (as such term is defined in Rule 501(b) of Regulation D under the Act) not to, either alone or with one or more other persons, bid for or purchase for any account in which they or any of their affiliates has a beneficial interest, for the purpose of creating actual or apparent active trading in, or of raising the price of, the Original Notes.

(s)   During the period from the date hereof through and including the date that is 90 days after the date hereof, not to, directly or indirectly, take any of the following actions with respect to any debt securities issued or guaranteed by the Issuer or any Guarantor and having a maturity of more than one year from the date of issue or any securities convertible into or exchangeable or exercisable for any of such debt securities ("**Lock-Up Securities**"): (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Lock-Up Securities within the meaning of Section 16 of the Exchange Act or (v) file with the Commission a registration statement under the Act relating to Lock-Up Securities (other than pursuant to the Registration Rights Agreement) or publicly disclose the intention to take any such action, without the prior written consent of the Representative. Neither the Issuer nor any Guarantor will at any time directly or indirectly, take any action referred to in clauses (i) through (v) above with respect to any securities under circumstances where such offer, sale, pledge, contract or disposition would cause the exemption afforded by Section 4(2) or by Rule 144A of the Act or the safe harbor of Regulation S thereunder to cease to be applicable to the offer and sale of the Original Notes.

5.   <u>Free Writing Communications</u>. a) The Issuer and each Guarantor each represents and agrees that, unless it obtains the prior consent of the Representative, and each Initial Purchaser represents and agrees, that unless it obtains the prior consent of the Issuer, the Guarantors and the Representative, it has not made and will not make any offer relating to the Original Notes that would constitute a Free Writing Communication.

(a)   The Issuer and the Guarantors consent to the use by any Initial Purchaser of a Free Writing Communication that (i) contains only (a) information describing the preliminary terms of the Original Notes or their offering or (b) information that describes the final terms of the Original Notes or their offering and that it is included in or is subsequently included in the Final Offering Circular in the form of <u>Schedule IV</u> hereto, or (ii) does not contain any material information about the Issuer or any Guarantor or their securities that was provided by or on behalf of the Issuer or any Guarantor; *provided*, *however*, that it is understood and agreed that the Issuer and each Guarantor shall not be responsible for liability arising from any inaccuracy in, or omission (when taken together with the Preliminary Offering Circular, the Final Offering Circular or the General Disclosure Package provided to the recipient of such information) of information from, such Free Writing Communications referred to in clause (i) or (ii) as compared with the information in the Preliminary Offering Circular, the Final Offering Circular or the General Disclosure Package.

6.   <u>Representations and Warranties</u>. b) The Issuer and each Guarantor each represents and warrants to the Initial Purchasers that:

(i)   Neither (a) the Final Offering Circular as of the date thereof and the Closing Date nor (b) any amendment or supplement thereto as of the date thereof and, with respect to any amendment or supplement made prior to the Closing Date, the Closing Date contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. At the Applicable Time, and as of the Closing Date, neither (x) the General Disclosure Package, nor (y) any individual Supplemental Marketing Material, when considered together with the General Disclosure Package, included, or will include, any untrue statement of a material fact or omitted, or will omit, to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding two sentences do not apply to statements in or omissions from the Preliminary or Final Offering Circular, the General Disclosure Package or any Supplemental Marketing Material based solely upon written information furnished to the Issuer or any of the Guarantors by any Initial Purchaser specifically for use therein, it being understood and agreed that the only such information is that which is described as such in Section 10 hereof.

(ii)   As of the Closing Date, after giving effect to the Transactions, the consolidated capitalization of the Issuer shall be as described in the General Disclosure Package and Final Offering Circular under the heading "Capitalization"; all of the subsidiaries of the Issuer are listed on Schedule V attached hereto; all of the outstanding shares of capital stock of the Issuer and the Subsidiaries have been, and as of the Closing Date will be, duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights; all of the outstanding shares of capital stock of the Issuer and the Subsidiaries are and will be as of the Closing Date free and clear of all liens, encumbrances, equities and claims or restrictions on transferability (other than those imposed by the Act, the securities or "Blue Sky" laws of certain jurisdictions or as otherwise permitted by the Indenture) or voting; except as set forth in the General Disclosure Package and Final Offering Circular, there are no (a) options, warrants or other rights to purchase, (b) agreements or other obligations to issue or (c) other rights to convert any obligation into, or exchange any securities for, shares of capital stock of or ownership interests in the Issuer or any of the Subsidiaries outstanding. Except for the Subsidiaries, as disclosed in the General Disclosure Package and Final Offering Circular or as set forth on Schedule VI attached hereto, the Issuer does not own, directly or indirectly, more than 5% of the outstanding capital stock or other equity interests in any firm, partnership, joint venture or other entity.

(iii)   Each of the Issuer and the Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, and each of the Issuer and the Subsidiaries has all requisite corporate, limited liability company or partnership, as applicable, power and authority to own its properties and conduct its business as now conducted and as described in the General Disclosure Package and Final Offering Circular; each of the Issuer and the Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership, as applicable, in good standing, where applicable, in all other jurisdictions where the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the general affairs, management, business, condition (financial or otherwise), prospects or results of operations of the Issuer and the Subsidiaries, taken as a whole (any such event, a "**Material Adverse Effect**").

(iv)   The Issuer has all requisite corporate power and authority to execute, deliver and perform each of its obligations under the Original Notes, the Exchange Notes and the Private Exchange Notes. The Original Notes, when issued, will be in the form contemplated by the Indenture. The Original Notes, the Exchange Notes and the Private Exchange Notes each have been duly and validly authorized by the Issuer. When executed by the Issuer and authenticated by the Trustee in accordance with the provisions of the Indenture, and, in the case of the Original Notes, when delivered to and paid for by the Initial Purchasers in accordance with the terms of this Agreement, the Original Notes, the Exchange Notes and the Private Exchange Notes, will constitute valid and legally binding obligations of the Issuer, entitled to the benefits of the Indenture, and enforceable against the Issuer in accordance with their terms, except that the enforcement thereof may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally, and (b) general principles of equity and the discretion of the court before which any proceeding therefor may be brought (the "**Bankruptcy Exceptions**").

(v)   The Guarantee to be endorsed on the Original Notes by each Guarantor has been duly authorized by each Guarantor; and, when the Original Notes are delivered and paid for pursuant to this Agreement on the Closing Date and issued, executed and authenticated in accordance with the terms of the Indenture, the Guarantee of each Guarantor endorsed thereon will have been duly executed and delivered by each Guarantor, will conform to the description thereof contained in the Final Offering Circular and will constitute valid and legally binding obligations of each Guarantor, enforceable in accordance with its terms, subject to the Bankruptcy Exceptions. The Guarantee to be endorsed on the Exchange Securities by each Guarantor has been duly authorized by each Guarantor; and, when issued, will have been duly executed and delivered by each Guarantor and will conform to the description thereof contained in the Final Offering Circular. When the Exchange Notes have been issued, executed and authenticated in accordance with the terms of the Exchange Offer and the Indenture, the Guarantee of each Guarantor endorsed thereon will constitute valid and legally binding obligations of each Guarantor, enforceable in accordance with its terms, subject to the Bankruptcy Exceptions.

(vi)   The Issuer and the Guarantors have all requisite corporate power and authority to execute, deliver and perform their obligations under the Indenture. On the Closing Date, the Indenture will meet the requirements for qualification under the Trust Indenture Act of 1939, as amended (the "**TIA**") and the rules and regulations of the Commission applicable to an indenture which is qualified thereunder. The Indenture has been duly and validly authorized by the Issuer and the Guarantors and, when executed and delivered by the Issuer and the Guarantors (assuming the due authorization, execution and delivery by the Trustee), will constitute a valid and legally binding agreement of the Issuer and the Guarantors, enforceable against the Issuer and the Guarantors in accordance with its terms, except that the enforceability thereof may be limited by the Bankruptcy Exceptions.

(vii)   The Issuer and the Guarantors have all requisite corporate power and authority to execute, deliver and perform their obligations under the Registration Rights Agreement. The Registration Rights Agreement has been duly and validly authorized by the Issuer. When executed and delivered by the Issuer and the Guarantors (assuming the due authorization, execution and delivery by the Initial Purchasers), the Registration Rights Agreement will constitute a valid and legally binding agreement of the Issuer and the Guarantors enforceable against the Issuer and the Guarantors in accordance with its terms, except that (A) the enforcement thereof may be subject to the Bankruptcy Exceptions and (B) any rights to indemnity or contribution thereunder may be limited by federal and state securities laws and public policy considerations.

(viii)   The Issuer and the Guarantors have all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by the Issuer and the Guarantors of the transactions contemplated hereby have been duly and validly authorized by the Issuer and the Guarantors. This Agreement has been duly executed and delivered by the Issuer and the Guarantors.

(ix)   No consent, approval, authorization or order of any court or governmental agency or body, or third party is required for the issuance and sale by the Issuer of the Original Notes to the Initial Purchasers or the consummation by the Issuer of the other transactions contemplated hereby, except such as have been obtained or will be obtained prior to the Closing Date and such as may be required under state securities or "Blue Sky" laws in connection with the purchase and resale of the Original Notes by the Initial Purchasers. Neither the Issuer nor any Subsidiary is or will be on the Closing Date (a) in violation of their certificates of incorporation or bylaws (or similar organizational document), (b) in breach or violation of any statute, judgment, decree, order, rule or regulation applicable to any of them or any of their properties or assets, except for any such breach or violation that would not, individually or in the aggregate, have a Material Adverse Effect, or (c) in breach of or default under (nor has any event occurred that, with notice or passage of time or both, would constitute a default under) or in violation of any of the terms or provisions of any indenture, mortgage, deed of trust, loan agreement, note, lease, license, franchise agreement, permit, certificate, contract or other agreement or instrument to which any of them is a party or to which any of them or their respective properties or assets is subject (collectively, "**Contracts**"), except for any such breach, default, violation or event that would not, individually or in the aggregate, have a Material Adverse Effect.

(x)   The execution, delivery and performance by the Issuer and the Guarantors of this Agreement, the Indenture, the Registration Rights Agreement and the consummation by the Issuer and the Guarantors of the transactions contemplated hereby and thereby (including, without limitation, the issuance and sale of the

Original Notes to the Initial Purchasers) will not conflict with or constitute or result in a breach of or a default under (or an event that with notice or passage of time or both would constitute a default under) or violation of any of (a) the terms or provisions of any Contract, except for any such conflict, breach, violation, default or event that would not, individually or in the aggregate, have a Material Adverse Effect, (b) the certificate of incorporation or bylaws (or similar organizational document) of the Issuer or any of the Subsidiaries or (c) (assuming the compliance with all applicable state securities or "Blue Sky" laws and assuming the accuracy of the representations and warranties of the Initial Purchasers contained in Section 6(b) of this Agreement) any statute, judgment, decree, order, rule or regulation applicable to the Issuer or any of the Subsidiaries or any of their respective properties or assets, except for any such conflict, breach or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(xi)   The historical consolidated financial statements (including the notes thereto) of the Issuer (or its predecessors) and its subsidiaries included in the General Disclosure Package and Final Offering Circular present fairly in all material respects the consolidated financial position, results of operations, cash flows and changes in stockholder's investment of the Issuer at the respective dates and for the respective periods indicated. All such financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("**GAAP**") applied on a consistent basis throughout the periods presented (except as disclosed therein), except that the interim financial statements do not include full footnote disclosure.

(xii)   Ernst & Young LLP (the "**Independent Registered Public Accounting Firm**"), which has audited the financial statements and supporting schedules (a) of the Issuer and its consolidated Subsidiaries as of December 31, 2009 and for the period from December 20, 2009 to December 31, 2009, and (b) of the Issuer's predecessor as of December 31, 2008, for the period from January 1, 2009 to December 19, 2009 and for the years ended December 31, 2008 and 2007 included in the General Disclosure Package and Final Offering Circular, is an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States).

(xiii)   Except as disclosed in the General Disclosure Package, there are no pending actions, suits or proceedings (including any inquiries or investigations by any court, arbitration or governmental agency or body, domestic or foreign) against or affecting the Company, the Guarantors, any of their respective subsidiaries or any of their respective properties that, if determined adversely to the Company, the Guarantors or any of their respective subsidiaries, would individually or in the aggregate have a Material Adverse Effect, or would materially and adversely affect the ability of the Company or the Guarantors to perform their obligations under the Indenture, this Agreement, or the Registration Rights Agreement, or which are otherwise material in the context of the sale of the Original Notes and the Guarantees; and no such actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) are, to the Company's or the Guarantors' knowledge, threatened or contemplated.

(xiv)   The Issuer and the Subsidiaries own or possess adequate licenses or other rights to use all patents, trademarks, service marks, trade names, copyrights, technology and know-how necessary to conduct the business now or proposed to be conducted by the Issuer and the Subsidiaries as described in the General Disclosure Package and Final Offering Circular, except for those patents, trademarks, service marks, trade names, copyrights, technology and know-how the failure to own or have the right to use which would not have a Material Adverse Effect, and, except as disclosed in the General Disclosure Package and Final Offering Circular, neither the Issuer nor any of the Subsidiaries has received any notice of infringement of or conflict with (or knows of such infringement of or conflict with) rights of others with respect to any patents, trademarks, service marks, trade names, copyrights, technology or know-how except for conflicts which could not reasonably be expected to have a Material Adverse Effect; and to the best knowledge of the Issuer and the Guarantors, do not in the conduct of their business as now conducted or proposed to be conducted, infringe or conflict with any such rights of any third party, except as could not reasonably be expected to have a Material Adverse Effect.

(xv)   Since the date of the most recent financial statements appearing in the General Disclosure

Package and Final Offering Circular, except as described therein, (a) none of the Issuer or the Subsidiaries has incurred any liabilities or obligations, direct or contingent, or entered into or agreed to enter into any transactions or contracts (written or oral) not in the ordinary course of business, which liabilities, obligations, transactions or contracts would, individually or in the aggregate, be material to the general affairs, management, business, condition (financial or otherwise), prospects or results of operations of the Issuer and the Subsidiaries, taken as a whole, (b) none of the Issuer or the Subsidiaries has purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock (other than with respect to any Subsidiaries, the purchase of, or dividend or distribution on, capital stock owned by the Issuer or any of the Subsidiaries), (c) there shall not have been any material change in the capital stock or long-term indebtedness of the Issuer or the Subsidiaries and (d) there has been no change, development or event that has had or would reasonably be expected to have a Material Adverse Effect.

(xvi)   The Issuer and the Subsidiaries have (A) filed all federal, state and local and foreign tax returns which are required to be filed through the date hereof, and all such tax returns are true, complete and accurate in all material respects, or (B) received valid extensions thereof and have paid all taxes shown on such returns and all assessments received by them except where, in the case of state and local and foreign tax returns, the failure to file in clause (A), or extend the due date of or pay the same in clause (B), in the aggregate, could not reasonably be expected to have a Material Adverse Effect; the Issuer and the Guarantors have no knowledge of any tax deficiency which has been or might be asserted against the Issuer or any of the Subsidiaries which could reasonably be expected to have a Material Adverse Effect; and to the best knowledge of the Issuer and the Guarantors, all tax liabilities of the Issuer and the Subsidiaries are adequately provided for on the consolidated books of the Issuer.

(xvii)   The statistical and market-related data included in the General Disclosure Package and Final Offering Circular are based on or derived from sources that the Issuer and the Guarantors believe to be reliable and accurate.

(xviii)   None of the Issuer, the Subsidiaries or any agent acting on their behalf has taken or will take any action that might cause this Agreement or the sale of the Original Notes to violate Regulation T, U or X of the Board of Governors of the Federal Reserve System, in each case as in effect, or as the same may hereafter be in effect, on the Closing Date.

(xix)   Each of the Issuer and the Subsidiaries has good and marketable title to all real property and personal property and assets owned by them which is material to the business of the Issuer and the Subsidiaries, in each case subject to no lien, mortgage, pledge, charge or encumbrance of any kind except (A) liens that are permitted under the Indenture, (B) those described in the General Disclosure Package and Final Offering Circular (including, without limitation, those securing credit facilities as described in the General Disclosure Package and Final Offering Circular) or (C) those which are not material in amount and do not adversely affect the use made and proposed to be made of such property by the Issuer and the Subsidiaries except for such uses the failure of which to be made would not have a Material Adverse Effect. Each of the Issuer and the Subsidiaries holds its leased properties under valid, subsisting and enforceable leases, with such exceptions as are not, individually or in the aggregate, material and do not, individually or in the aggregate, interfere with the use made or proposed to be made of such properties by the Issuer or any of the Subsidiaries (except for such uses the failure of which to be made would not have a Material Adverse Effect). Except as disclosed in the General Disclosure Package and Final Offering Circular, the Issuer and the Subsidiaries each owns or leases all such properties as are necessary to its operations as now conducted or as proposed to be conducted (except for such properties the failure of which to own or lease would not have a Material Adverse Effect), except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(xx)   There are no legal or governmental proceedings involving or affecting the Issuer or any of the Subsidiaries or any of their respective properties or assets that would be required to be described in a prospectus pursuant to the Act that are not described in the General Disclosure Package and Final Offering Circular, nor are there any material contracts or other documents that would be required to be described in a prospectus pursuant to the Act that are not described in the General Disclosure Package and Final Offering Circular.

(xxi)   Except as would not, individually or in the aggregate, have a Material Adverse Effect, (A) each of the Issuer and the Subsidiaries is in compliance with, and is not subject to liability under, applicable Environmental Laws (as defined below), (B) each of the Issuer and the Subsidiaries has made all filings and provided all notices required under any applicable Environmental Law, and has and is in compliance with all permits, licenses, authorizations, or other approvals required under any applicable Environmental Laws and each of them is in full force and effect, (C) there is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter or request for information pending or, to the knowledge of the Issuer or any of the Guarantors, threatened against the Issuer or any of the Subsidiaries under any Environmental Law, (D) no lien, charge, encumbrance or restriction has been recorded under any Environmental Law with respect to any assets, facility or property owned, operated, leased or controlled by the Issuer or any of the Subsidiaries, (E) none of the Issuer or any of the Subsidiaries has received notice that it has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("**CERCLA**"), or any comparable state law and (F) no property or facility of the Issuer or any of the Subsidiaries is (i) listed or proposed for listing on the National Priorities List under CERCLA or (ii) listed in the Comprehensive Environmental Response, Compensation, Liability Information System List promulgated pursuant to CERCLA, or on any comparable list maintained by any state or local governmental authority.

For purposes of this Agreement, "**Environmental Laws**" means the common law and all applicable federal, state and local laws or regulations, codes, orders, decrees, judgments or injunctions issued, promulgated, approved or entered thereunder, relating to pollution or protection of public or employee health and safety or the environment, including, without limitation, laws relating to (a) emissions, discharges, releases or threatened releases of hazardous materials into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), (b) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of hazardous materials, and (c) underground and above ground storage tanks and related piping, and emissions, discharges, releases or threatened releases therefrom.

(xxii)   Except as described in the General Disclosure Package and Final Offering Circular, (A) no labor disturbance by or dispute with the employees of the Issuer or any of the Subsidiaries exists or, to the best knowledge of the Issuer and the Guarantors, is threatened and (B) the Issuer and the Guarantors are not aware of any labor disturbance by the employees of any of the Issuer's or any of the Subsidiaries' significant manufacturers, suppliers, customers or contractors, that could reasonably be expected, in the case of both (A) and (B), to have a Material Adverse Effect.

(xxiii)   The Issuer and the Subsidiaries have insurance covering their respective properties, operations, personnel and businesses, which insures against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged and, in the opinion of the Issuer and the Guarantors, are adequate to protect their respective businesses.

(xxiv)   Except as would not have a Material Adverse Effect, none of the Issuer or any of the Subsidiaries has any liability for any prohibited transaction or funding deficiency or any complete or partial withdrawal liability with respect to any pension, profit sharing or other plan that is subject to the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), to which the Issuer or any of the Subsidiaries makes or ever has made a contribution and in which any employee of the Issuer or any of the Subsidiaries is or has ever been a participant. With respect to such plans, the Issuer and each of the Subsidiaries is in compliance in all material respects with all applicable provisions of ERISA.

(xxv)   Except as set forth in the General Disclosure Package, the Issuer is in compliance in all material respects with the Sarbanes-Oxley Act of 2002 and all related Exchange Rules to the extent such law and related rules are applicable to the Issuer. The Issuer maintains a system of internal controls, including, but not limited to, disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act), internal controls over accounting matters and financial reporting, an internal audit function, and legal and regulatory compliance controls (collectively, "**Internal Controls**"), which have been designed by or caused to be designed under the supervision of the chief executive officer and the chief financial officer of the Issuer, that comply in all material respects with the Securities Laws applicable to the Issuer and are sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management's general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (c) access to assets is permitted only in accordance with management's general or specific authorization and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Internal Controls are, or, upon consummation of the offering of the Original Notes will be, overseen by the Audit Committee (the "**Audit Committee**") of the Issuer's Board of Directors (the "**Board**") in compliance in all material respects with Exchange Rules applicable to the Issuer. The Issuer has not publicly disclosed or reported to its Audit Committee or its Board, and within the next 90 days, the Issuer does not expect to publicly disclose or report to its Audit Committee or its Board, a significant deficiency, material weakness, change in Internal Controls or fraud involving management or other employees who have a significant role in Internal Controls; and since the date of the most recent evaluation of such Internal Controls, there have been no significant changes in Internal Controls or in other factors that could significantly affect Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(xxvi)   Neither the Issuer nor any of the Subsidiaries is, and upon consummation of the transactions contemplated hereby, none of such persons will be, subject to registration as an "investment company" or an entity "controlled by" an "investment company" within the meaning of Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder. Each such person will conduct its business and financial affairs in such a manner as to ensure that it will not become an "investment company" or an entity "controlled" by an "investment company". Neither the Issuer nor any of the Subsidiaries is, and upon consummation of the transactions contemplated hereby, none of such persons will be, subject to registration as a "holding company" or a "subsidiary company" of a holding company or an "affiliate" thereof within the meaning of the Public Utility Holding Company Act of 1935, as amended.

(xxvii)   The Original Notes, the Gurarantees, the Indenture and the Registration Rights Agreement will conform in all material respects to the descriptions thereof in the General Disclosure Package and Final Offering Circular.

(xxviii) There are no contracts, agreements or understandings currently in effect between the Issuer or any Guarantor and any person granting such person the right to require the Issuer or such Guarantor to file a registration statement under the Act with respect to any securities of the Issuer or such Guarantor or to require the Issuer or such Guarantor to include such securities pursuant to the Registration Rights Agreement other than as expressly permitted thereby.

(xxix)   Immediately prior to and immediately after the consummation of the transactions contemplated hereby, the Issuer, together with the Subsidiaries on a consolidated basis is and will be Solvent. As used in this paragraph, the term "**Solvent**" means, with respect to a particular date, that on such date (A) the present fair saleable value of the assets of the Issuer, together with the Subsidiaries on a consolidated basis is not less than the total amount required to pay the probable liabilities of the Issuer, together with the Subsidiaries on a consolidated basis on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured, (B) the Issuer, together with the Subsidiaries on a consolidated basis is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business, (C) assuming the sale of the Original Notes as contemplated by this Agreement and the General Disclosure Package and Final Offering Circular, the Issuer, together with the Subsidiaries on a consolidated basis is not incurring debts or liabilities beyond its ability to pay as such debts and liabilities mature and (D) the Issuer, together with the Subsidiaries on a consolidated basis is not engaged in any business or transaction, and is not about to engage in any business or transaction, for which its property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which the Issuer, is engaged. In computing the amount of such contingent liabilities at any time, it is intended that such liabilities will be computed at the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

(xxx)   None of the Issuer or any of the Subsidiaries nor, to the knowledge of the Issuer or any Guarantor, any director, officer, agent or employee thereof or other person acting on behalf of the Issuer or any Guarantor, has made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment or violated any provision of the Foreign Corrupt Practices Act of 1977.

(xxxi)   The operations of the Issuer and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "**Money Laundering Laws**") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Issuer or any of the Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Issuer, threatened.

(xxxii)   Neither the Issuer nor any of the Subsidiaries nor, to the knowledge of the Issuer, any director, officer, agent, employee or affiliate of the Issuer or any of the Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("**OFAC**"); and the Issuer will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(xxxiii)   None of the Issuer or the Subsidiaries or any of their respective "affiliates" (as defined in Rule 501(b) of Regulation D under the Act) has directly, or through any agent, (a) sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any "security" (as defined in the Act) that is or could be integrated with the sale of the Original Notes in a manner that would require the registration under the Act of the Original Notes or (b) engaged in any form of general solicitation or general advertising (as those terms are used in Regulation D under the Act) or in any manner involving a public offering of the Original Notes within the meaning of Section 4(2) of the Act, in either case, in connection with the offering of the Original Notes. Assuming the accuracy of the representations and warranties of the Initial Purchasers in Section 6(b) hereof, it is not necessary in connection with the offer, sale and delivery of the Original Notes to or by the Initial Purchasers in the manner contemplated by this Agreement to register any of the Original Notes under the Act or to qualify the Indenture under the TIA.

(xxxiv)   No securities of the Issuer or any Subsidiary are of the same class (within the meaning of Rule 144A under the Act) as the Original Notes and listed on a national securities exchange registered under Section 6 of the Exchange Act, or quoted in a U.S. automated inter-dealer quotation system.

(xxxv)   None of the Issuer or the Subsidiaries has taken, nor will any of them take, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of the Original Notes.

(xxxvi)   None of the Issuer or the Subsidiaries, any of their respective affiliates or any person acting on its or their behalf (other than the Initial Purchasers) has engaged in any directed selling efforts (as that term is defined in Regulation S with respect to the Original Notes; the Issuer and the Subsidiaries and their respective affiliates and any person acting on its or their behalf (other than the Initial Purchasers) have complied with the offering restrictions requirement of Regulation S.

Each certificate signed by any officer of the Issuer and the Guarantors and delivered to the Initial Purchasers or counsel for the Initial Purchasers pursuant to, or in connection with, this Agreement shall be deemed to be a representation and warranty by the Issuer and the Guarantors to the Initial Purchasers as to the matters covered by such certificate.

The Issuer and the Guarantors acknowledge that the Initial Purchasers and, for purposes of the opinions to be delivered to the Initial Purchasers pursuant to Section 9 of this Agreement, counsel to the Issuer and the Guarantors and counsel to the Initial Purchasers will rely upon the accuracy and truth of the foregoing representations and the Issuer and the Guarantors hereby consents to such reliance.

(b)   Each Initial Purchaser represents that it is a QIB and acknowledges that it is purchasing the Original Notes pursuant to a private sale exemption from registration under the Act, and that the Original Notes have not been registered under the Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from the registration requirements of the Act. Each Initial Purchaser, severally and not jointly, represents, warrants and covenants to the Issuer and the Guarantors that:

(i)   Neither it, nor any person acting on its behalf, has or will solicit offers for, or offer or sell, the Original Notes by any form of general solicitation or general advertising (as those terms are used in Regulation D under the Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Act, and it has and will solicit offers for the Original Notes only from, and will offer and sell the Original Notes only to, (1) persons whom such Initial Purchaser reasonably believes to be QIBs or, if any such person is buying for one or more institutional accounts for which such person is acting as fiduciary or agent, only when such person has represented to such Initial Purchaser that each such account is a QIB to whom notice has been given that such sale or delivery is being made in reliance on Rule 144A, and, in each case, in reliance on the exemption from the registration requirements of the Act pursuant to Rule 144A, or (2) persons other than U.S. persons outside the United States in reliance on, and in compliance with, the exemption from the registration requirements of the Act provided by Regulation S.

(ii)   With respect to offers and sales outside the United States, such Initial Purchaser has offered the Original Notes and will offer and sell the Original Notes (1) as part of its distribution at any time and (2) otherwise until 40 days after the later of the commencement of the offering of the Original Notes and the Closing Date, only in accordance with Rule 903 of Regulation S or another exemption from the registration requirements of the Act. Accordingly, neither such Initial Purchaser nor any person acting on its behalf has engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Original Notes, and any such persons have complied and will comply with the offering restrictions requirements of Regulation S. Terms used in this Section 6(b)(ii) have the meanings given to them by Regulation S.

(iii)   Each Initial Purchaser severally agrees that, at or prior to confirmation of a sale of Original Notes pursuant to Regulation S it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Original Notes from it or through it during the restricted period a confirmation or notice to substantially the following effect:

"The Securities covered hereby have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold within the United States or to or for the account or benefit of, U.S. persons (i) as part of their distribution at any time and (ii) otherwise until forty days after the later of the date upon which the offering of the Securities commenced and the date of closing, except in either case in accordance with Regulation S or Rule 144A under the Securities Act. Terms used above have the meaning given to them by Regulation S."

The Initial Purchasers understand that the Issuer and the Guarantors and, for purposes of the opinions to be delivered to them pursuant to Section 9 hereof, counsel to the Issuer and the Guarantors and counsel to the Initial Purchasers will rely upon the accuracy and truth of the foregoing representations, and each Initial Purchaser hereby consents to such reliance.

7.   Indemnification. c) The Issuer and the Guarantors, jointly and severally, agree to indemnify and hold harmless the Initial Purchasers, each person, if any, who controls any Initial Purchaser within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act, the agents, affiliates, employees, officers and directors of any Initial Purchaser and the agents, affiliates, employees, officers and directors of any such controlling person from and against any and all losses, liabilities, claims, damages and expenses whatsoever (including, but not limited, to reasonable attorneys' fees and any and all reasonable expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all reasonable amounts paid in settlement of any claim or litigation) (collectively, "**Losses**") to which they or any of them may become subject under the Act, the Exchange Act or otherwise insofar as such Losses (or actions in respect thereof) arise solely out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Preliminary or Final Offering Circular, or in any supplement thereto or amendment thereof, or any Issuer Free Writing Communication (including without limitation, any Supplemental Marketing Material) or arise out of or are based upon the omission or alleged omission to state therein a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided*, the Issuer and the Guarantors will not be liable in any such case to the extent, but only to the extent, that any such Loss arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission relating to an Initial Purchaser made therein in reliance upon and in conformity with written information furnished to the Issuer or any of the Guarantors by or on behalf of such Initial Purchaser expressly for use therein. This indemnity agreement will be in addition to any liability that the Issuer and the Guarantors may otherwise have, including, but not limited to, liability under this Agreement. Notwithstanding anything to the contrary contained herein, any costs or expenses advanced by the Issuer and the Guarantors to any indemnified person pursuant to the terms of this Section 7(a) shall be promptly reimbursed to the extent that such indemnified person is ultimately determined not to have been entitled to indemnification therefor.

(a)   Each Initial Purchaser, severally and not jointly, agrees to indemnify and hold harmless the Issuer and the Guarantors, and each person, if any, who controls the Issuer and any Guarantor within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act, and the agents, affiliates, employees, officers and directors of the Issuer or any Guarantor or of any such controlling person from and against any and all Losses to which they or any of them may become subject under the Act, the Exchange Act or otherwise insofar as such Losses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Preliminary or Final Offering Circular, any Issuer Free Writing Communications or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that any such Loss arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission relating to such Initial Purchaser made therein in reliance upon and in conformity with information furnished in writing to the Issuer or any of the Guarantors by or on behalf of such Initial Purchaser expressly for use therein. The Issuer, the Guarantors and the Initial Purchasers acknowledge that the information described in Section 10 of this Agreement is the only information furnished in writing by the Initial Purchasers to the Issuer or any of the Guarantors expressly for use in the Preliminary or Final Offering Circular or any Issuer Free Writing Communications.

(b)   Promptly after receipt by an indemnified party under subsection 7(a) or 7(b) above of notice of the commencement of any action, suit or proceeding (collectively, an "**action**"), such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the commencement of such action (but the failure so to notify an indemnifying party shall not relieve such indemnifying party from any liability that it may have under this Section 7 except to the extent that it has been prejudiced in any material respect by such failure). In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement of such action, the indemnifying party will be entitled to participate in such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense of such action with counsel reasonably satisfactory to such indemnified party. Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such action, but the reasonable fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel and the payment of such fees and expenses by the indemnifying parties shall have been authorized and agreed to in writing by the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to take charge of the defense of such action within a reasonable time after notice of commencement of the action, or (iii) the named parties to such action (including any impleaded parties) include such indemnified party and the indemnifying parties (or such indemnifying parties have assumed the defense of such action), and such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them that are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such reasonable fees and expenses of counsel shall be borne by the indemnifying parties. In no event shall the indemnifying parties be liable for the fees and expenses of more than one counsel (together with appropriate local counsel) at any time for all indemnified parties in connection with any one action or separate but substantially similar or related actions arising in the same jurisdiction out of the same general allegations or circumstances. An indemnifying party shall not be liable for any settlement of any claim or action effected without its written consent, which consent may not be unreasonably withheld. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement (x) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (y) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

8.   Contribution. In order to provide for contribution in circumstances in which the indemnification provided for in Section 7 of this Agreement is for any reason held to be unavailable from the indemnifying party, or is insufficient to hold harmless a party indemnified under Section 7 of this Agreement, each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such aggregate Losses (i) in such proportion as is appropriate to reflect the relative benefits received by the Issuer and the Guarantors, on the one hand, and the Initial Purchasers, on the other hand, from the offering of the Original Notes or (ii) if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Issuer and the Guarantors, on the one hand, and the Initial Purchasers, on the other hand, in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative benefits received by the Issuer and the Guarantors, on the one hand, and the Initial Purchasers, on the other hand, shall be deemed to be in the same proportion as (x) the total proceeds from the offering of Original Notes (net of discounts and commissions but before deducting expenses) received by the Issuer and the Guarantors are to (y) the total discounts and commissions received by the Initial Purchasers. The relative fault of the Issuer and the Guarantors, on the one hand, and the Initial Purchasers, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer and the Guarantors or the Initial Purchasers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission or alleged statement or omission.

The Issuer, the Guarantors and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to above. Notwithstanding the provisions of this Section 8, (i) in no case shall any Initial Purchaser be required to contribute any amount in excess of the amount by which the total discount and commissions applicable to the Original Notes purchased by such Initial Purchaser pursuant to this Agreement exceeds the amount of any damages that such Initial Purchaser has otherwise been required to pay by reason of any untrue or alleged untrue statement or omission or alleged omission and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Initial Purchasers' obligations to contribute pursuant to this Section 8 are several, and not joint, in proportion to their respective commitments as set forth opposite

their name on Schedule I. For purposes of this Section 8, each person, if any, who controls any Initial Purchaser within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act shall have the same rights to contribution as the Initial Purchasers, and each person, if any, who controls the Issuer or any Guarantor within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act and each director, officer, employee and agent of the Issuer or any Guarantor shall have the same rights to contribution as the Issuer and the Guarantors. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made against another party or parties under this Section 8, notify such party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 8 or otherwise, except to the extent that it has been prejudiced in any material respect by such failure; *provided*, *however*, that no additional notice shall be required with respect to any action for which notice has been given under Section 7 of this Agreement for purposes of indemnification. Anything in this section to the contrary notwithstanding, no party shall be liable for contribution with respect to any action or claim settled without its written consent; *provided*, *however*, that such written consent was not unreasonably withheld.

9. Conditions of Initial Purchasers' Obligations. The obligations of the Initial Purchasers to purchase and pay for the Original Notes, as provided for in this Agreement, shall be subject to satisfaction of the following conditions prior to or concurrently with such purchase:

(a) All of the representations and warranties of the Issuer and the Guarantors contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties that are qualified as to materiality or “Material Adverse Effect”, which shall be true and correct in all respects) on the date of this Agreement and on the Closing Date. The Issuer and the Guarantors shall have performed or complied in all material respects with all of the agreements and covenants contained in this Agreement and required to be performed or complied with by it at or prior to the Closing Date. The Initial Purchasers shall have received a certificate, dated the Closing Date, signed by the chief executive officer and the chief financial officer of the Issuer, certifying as to the foregoing and to the effect in Section 9(c) hereof.

(b) The Final Offering Circular shall have been printed and copies distributed to the Initial Purchasers on the second business day immediately following the date of this Agreement or at such later date as the Initial Purchasers may determine. No stop order suspending the qualification or exemption from qualification of the Original Notes in any jurisdiction shall have been issued and no proceeding for that purpose shall have been commenced or shall be pending or threatened.

(c) Subsequent to the execution and delivery of this Agreement, there shall not have occurred any downgrading in the rating of any debt securities of the Issuer or any Guarantor by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g)), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Issuer or any Guarantor (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating).

(d) The Initial Purchasers shall have received on the Closing Date opinions dated the Closing Date, addressed to the Initial Purchasers, of (x) Ropes & Gray LLP, counsel to the Issuer and Guarantors incorporated in Delaware, New York and California, substantially in the form of Exhibit B-1 attached hereto with such changes as are reasonably agreed by such counsel and the Initial Purchasers, (y) counsel of the Guarantors incorporated in the states other than Delaware, New York and California, substantially in the form of Exhibit B-2 attached hereto with such changes as are reasonably agreed by such counsel and the Initial Purchasers and (z) Kevin W. Donnelly, general counsel of the Issuer, substantially in the form of Exhibit B-3 attached hereto with such changes as are reasonably agreed by such counsel and the Initial Purchasers.

(e) The Initial Purchasers shall have received on the Closing Date an opinion dated the Closing Date of Cahill Gordon & Reindel llp, counsel to the Initial Purchasers, in form and substance satisfactory to the Representative. Such counsel shall have been furnished with such certificates and documents as they may

reasonably request to enable them to review or pass upon the matters referred to in this Section 9 and in order to evidence the accuracy, completeness or satisfaction in all material respects of any of the representations, warranties or conditions contained in this Agreement.

(f)   The Initial Purchasers shall have received a "comfort letter" from Ernst & Young LLP, independent registered public accounting firm for the Issuer, dated the date of this Agreement, addressed to the Initial Purchasers and substantially in the form most recently provided to the Initial Purchasers, and otherwise in form and substance reasonably satisfactory to the Representative and counsel to the Initial Purchasers on the date of this Agreement, containing excerpts from the General Disclosure Package indicating the procedures performed by Ernst & Young LLP on the financial data included therein in form and substance satisfactory to the Representative and counsel to the Initial Purchasers. In addition, the Initial Purchasers shall have received a "bring-down comfort letter" from Ernst & Young LLP, dated as of the Closing Date, containing excerpts from the Final Offering Circular indicating the procedures performed by Ernst & Young LLP on the financial data included therein, addressed to the Initial Purchasers and in form and substance reasonably satisfactory to the Representative and counsel to the Initial Purchasers.

(g)   The Issuer, the Guarantors and the Trustee shall have executed and delivered the Indenture and the Initial Purchasers shall have received copies thereof. The Issuer and the Guarantors shall have executed and delivered the Registration Rights Agreement, in form and substance reasonably satisfactory to the Initial Purchasers, and the Initial Purchasers shall have received executed counterparts thereof.

(h)   The Initial Purchasers shall have been furnished with wiring instructions for the application of the proceeds of the Original Notes in accordance with this Agreement and such other information as they may reasonably request.

(i)   All agreements set forth in the blanket representation letter of the Issuer to DTC relating to the approval of the Original Notes by DTC for "book-entry" transfer shall have been complied with.

If any of the conditions specified in this Section 9 shall not have been fulfilled when and as required by this Agreement to be fulfilled (or waived by the Initial Purchasers), this Agreement may be terminated by the Initial Purchasers on notice to the Issuer at any time at or prior to the Closing Date, and such termination shall be without liability of any party to any other party.

The documents required to be delivered by this Section 9 will be delivered at the office of counsel for the Initial Purchasers on the Closing Date.

10.   Initial Purchasers' Information. The Issuer, the Guarantors and the Initial Purchasers severally acknowledge that the statements set forth in the third sentence of the sixth paragraph and the eighth paragraph under the heading "Plan of distribution" in the General Disclosure Package and Final Offering Circular constitute the only information furnished in writing by or behalf of any Initial Purchaser expressly for use in the General Disclosure Package and Final Offering Circular.

11.   Survival of Representations and Agreements; Reimbursement of Initial Purchasers' Expenses. All representations and warranties, covenants and agreements contained in this Agreement, including the agreements contained in Sections 4(f) and 12(d), the indemnity agreements contained in Section 7 and the contribution agreements contained in Section 8, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Initial Purchasers or any controlling person thereof or by or on behalf of the Issuer, any Guarantor or any controlling person thereof, and shall survive delivery of and payment for the Original Notes to and by the Initial Purchasers. The agreements contained in Sections 4(f), 7, 8, 10 and 12(d) shall survive the termination of this Agreement, including pursuant to Section 12. If this Agreement is terminated pursuant to Section 9, Section 12(b) or Section 12(d) or if for any reason the purchase of the Original Notes by the Initial Purchasers is not consummated, the Issuer and the Guarantors shall remain responsible for the expenses to be paid or reimbursed by them pursuant to Section 4 and the respective obligations of the Issuer, the Guarantors and the Initial Purchasers pursuant to Sections 7 and 8 shall

remain in effect. If this Agreement is terminated by the Representative pursuant to Section 9, clauses (i), (ii), (iii) or (viii) of Section 12(b) or Section 12(d) hereof, including if the sale to the Initial Purchasers of the Original Notes on the Closing Date is not consummated because of any refusal, inability or failure on the part of the Company to perform any agreement herein or to comply with any provision hereof, the Company agrees to reimburse the Initial Purchasers, severally, upon demand for all out-of-pocket expenses that shall have been reasonably incurred by the Initial Purchasers in connection with the proposed purchase and the offering and sale of the Original Notes, including, without limitation, fees and disbursements of counsel, printing expenses, travel expenses, postage, facsimile and telephone charges. If this Agreement is terminated pursuant to Section 12(d) by reason of the default of one or more Initial Purchasers, the Company shall not be obligated to reimburse any defaulting Initial Purchaser on account of those expenses.

12.   Effective Date of Agreement; Termination. d) This Agreement shall become effective upon execution and delivery of a counterpart hereof by each of the parties hereto.

(a)   The Initial Purchasers shall have the right to terminate this Agreement at any time prior to the Closing Date by notice to the Issuer and the Guarantors from the Initial Purchasers, without liability (other than with respect to Sections 7 and 8) on the Initial Purchasers' part to the Issuer or any affiliate thereof if, on or prior to such date, (i) the Issuer and the Guarantors shall have failed, refused or been unable to perform any agreement on their part to be performed under this Agreement when and as required; (ii) any other condition to the obligations of the Initial Purchasers under this Agreement to be fulfilled by the Issuer and the Guarantors pursuant to Section 9 is not fulfilled when and as required in any material respect; (iii) trading in any securities of the Issuer shall have been suspended on any exchange or in the over-the-counter market, (iv) trading in securities generally on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market shall have been suspended or materially limited, or maximum or minimum prices shall have been established thereon by the Commission, or by such exchange or other regulatory body or governmental authority having jurisdiction; (v) a general moratorium shall have been declared by either Federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States or any other country where such securities are listed shall have occurred; (vi) there is an outbreak or escalation of hostilities or national or international calamity in any case involving the United States, on or after the date of this Agreement, or if there has been a declaration by the United States of a national emergency or war or other national or international calamity or crisis (economic, political, financial or otherwise) which affects the U.S. and international markets, making it, in the Representative's reasonable judgment, impracticable to proceed with the offering or delivery of the Original Notes on the terms and in the manner contemplated in the General Disclosure Package and Final Offering Circular; (vii) there shall have been such a material adverse change in general economic, political or financial conditions or the effect (or potential effect if the financial markets in the United States have not yet opened) of international conditions on the financial markets in the United States shall be such as, in the Representative's reasonable judgment, to make it inadvisable or impracticable to proceed with the offering or delivery of the Original Notes on the terms and in the manner contemplated in the General Disclosure Package and Final Offering Circular; or (viii) there shall have occurred any change, development or event since the date of this Agreement that, in the reasonable judgment of the Representative, has had or would reasonably be expected to have a Material Adverse Effect.

(b)   Any notice of termination pursuant to this Section 12 shall be given at the address specified in Section 13 below by telephone or facsimile, confirmed in writing by letter.

(c)   If any one or more Initial Purchasers shall fail to purchase and pay for any of the Original Notes agreed to be purchased by such Initial Purchaser hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Initial Purchasers shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Original Notes set forth opposite their names in Schedule I hereto bears to the aggregate principal amount of Original Notes set forth opposite the names of all the remaining Initial Purchasers) the Original Notes which the defaulting Initial Purchaser or Initial Purchasers agreed but failed to purchase; *provided*, *however*, that in the event that the aggregate principal amount of Original Notes which the defaulting Initial Purchaser or Initial Purchasers agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Original Notes set forth in Schedule I hereto, the remaining Initial Purchasers shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Original Notes, and if such nondefaulting Initial Purchasers do not purchase all the Original Notes, this Agreement will terminate without liability to any nondefaulting Initial Purchaser or the Issuer. In the event of a default by any Initial Purchaser as set forth in this Section 12(d), with the consent of the Issuer (which consent shall not be unreasonably withheld or delayed) the Closing Date shall be postponed for such period, not exceeding seven business days, as the Representative shall determine in order that the required changes in the General Disclosure Package and Final Offering Circular or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Initial Purchaser of its liability, if any, to the Issuer or any nondefaulting Initial Purchaser for damages occasioned by its default hereunder.

13. <u>Notice</u>. All communications with respect to or under this Agreement, except as may be otherwise specifically provided in this Agreement, shall be in writing and, if sent to the Initial Purchasers, shall be mailed, delivered or telecopied and confirmed in writing to c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated, One Bryant Park, 20th Floor, New York, NY 10036 (Fax number: (212) 901-7897), Attention: Legal Department, with a copy for information purposes only to Cahill Gordon & Reindel llp, 80 Pine Street, New York, New York 10019 (fax number: 212-474-3700), Attention: James J. Clark, Esq.; and if sent to the Issuer and the Guarantors, shall be mailed, delivered or telecopied and confirmed in writing to Nortek, Inc., 50 Kennedy Plaza, Providence, Rhode Island 02903-2360 (telephone: (401) 751-1600, fax: (401) 751-9844), Attention: Kevin W. Donnelly; with a copy to Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-3600, facsimile: (617) 951-7050, Attention: John B. Ayer, Esq.

All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged by telecopier machine, if telecopied; and one business day after being timely delivered to a next-day air courier.

14. <u>Parties</u>. This Agreement shall inure solely to the benefit of, and shall be binding upon, the Initial Purchasers, the Issuer, the Guarantors and the other indemnified parties referred to in Sections 7 and 8, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained. The term "successors and assigns" shall not include a purchaser, in its capacity as such, of Original Notes from the Initial Purchasers.

15. <u>Construction</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed wholly therein (without giving effect to any provisions thereof relating to conflicts of law, except Section 5-1401 of the New York General Obligations Law).

16. <u>Submission to Jurisdiction; Waiver of Jury Trial</u>. No proceeding related to this Agreement or the transactions contemplated hereby may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York, Borough of Manhattan or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and each of the parties hereto hereby consents to the jurisdiction of such courts and personal service with respect thereto. Each of the parties hereto hereby waives all right to trial by jury in any proceeding (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. Each of the parties hereto agrees that a final judgment in any such proceeding brought in any such court shall be conclusive and binding upon the parties hereto and may be enforced in any other courts in the jurisdiction of which any party hereto is or may be subject, by suit upon such judgment.

17. <u>Captions</u>. The captions included in this Agreement are included solely for convenience of reference and are not to be considered a part of this Agreement.

18. <u>Counterparts</u>. This Agreement may be executed in various counterparts that together shall constitute one and the same instrument.

19.   Absence of Fiduciary Relationship. The Issuer and the Guarantors acknowledge and agree that:

(a)   The Initial Purchasers have been retained solely to act as initial purchasers in connection with the initial purchase, offering and resale of the Original Notes and that no fiduciary, advisory or agency relationship between the Issuer or the Guarantors and the Initial Purchasers has been created in respect of any of the transactions contemplated by this Agreement or the General Disclosure Package or Final Offering Circular, irrespective of whether any Initial Purchaser has advised or is advising the Issuer or the Guarantors on other matters.

(b)   The purchase price of the Original Notes set forth in this Agreement was established by the Issuer and the Guarantors following discussions and arms-length negotiations with the Initial Purchasers and the Issuer and the Guarantors are capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement.

(c)   The Issuer has and the Guarantors have been advised that the Initial Purchasers and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Issuer or the Guarantors and that the Initial Purchasers have no obligation to disclose such interests and transactions to Issuer or the Guarantors by virtue of any fiduciary, advisory or agency relationship.

(d)   The Issuer and the Guarantors waive, to the fullest extent permitted by law, any claims it may have against the Initial Purchasers for breach of fiduciary duty or alleged breach of fiduciary duty and agree that the Initial Purchasers shall have no liability (whether direct or indirect) to the Issuer or the Guarantors in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Issuer or any Guarantor, including security holders, employees or creditors of the Issuer or the Guarantors.

[Signature Pages Follow]

If the foregoing Purchase Agreement correctly sets forth the understanding among you and the Initial Purchasers, please so indicate in the space provided below for the purpose, whereupon this letter and your acceptance shall constitute a binding agreement among you and the Initial Purchasers.

NORTEK, INC.

By: /s/ Kevin W. Donnelly
          Name: Kevin W. Donnelly
          Title: VP, General Counsel and Secretary

AIGIS MECHTRONICS, INC.
BROAN-MEXICO HOLDINGS, INC.
BROAN-NUTONE LLC
BROAN-NUTONE STORAGE SOLUTIONS LP
CES GROUP, LLC
CES INTERNATIONAL LTD.
CLPK, LLC
ELAN HOME SYSTEMS, L.L.C.
GATES THAT OPEN, LLC
GEFEN, LLC
GOVERNAIR LLC
HUNTAIR, INC.
HUNTAIR MIDDLE EAST HOLDINGS, INC.
INTERNATIONAL ELECTRONICS, LLC
LINEAR LLC
LITE TOUCH, INC.
MAGENTA RESEARCH LTD.
MAMMOTH, INC.
NILES AUDIO CORPORATION
NORDYNE LLC
NORDYNE INTERNATIONAL, INC.
NORTEK INTERNATIONAL, INC.
NUTONE LLC
OMNIMOUNT SYSTEMS, INC.
OPERATOR SPECIALTY COMPANY, INC.
PACIFIC ZEPHYR RANGE HOOD INC.
PANAMAX LLC
RANGAIRE GP, INC.
RANGAIRE LP, INC.
SECURE WIRELESS, INC.
SKYCAM, LLC
SPEAKERCRAFT, LLC
TEMTROL, LLC
THE AVC GROUP, LLC
XANTECH LLC
ZEPHYR VENTILATION, LLC

By:

      Name: /s/ Kevin W. Donnelly

      Title: Vice President and Secretary
            (of entity listed or as an officer of the managing
            member, sole member or general partner)

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By: /s/ William H. Pegler, Jr.
        Name: William H. Pegler, Jr.
        Title: Director

CREDIT SUISSE SECURITIES (usa) llc

By: /s/ Mark W. Filpski
           Name: Mark W. Filpski
           Title:

ubs sECURITIES llc

By: /s/ Robert Dillard
         Name: Robert Dillard
         Title: Director

By: /s/ Joshua Pearl
         Name: Joshua Pearl
         Title: Director

Initial Purchaser	Principal Amount of Original Notes to be Purchased	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	125,000,000
Credit Suisse Securities (USA) LLC	$	62,500,000
UBS Securities LLC	$	62,500,000
Total	**$**	**250,000,000**

Guarantors

1. Aigis Mechtronics, Inc.
2. Broan-Mexico Holdings, Inc.
3. Broan-NuTone LLC
4. Broan-NuTone Storage Solutions LP
5. CES Group, LLC
6. CES International Ltd.
7. CLPK, LLC
8. Elan Home Systems, L.L.C.
9. Gates That Open, LLC
10. Gefen, LLC
11. Governair LLC
12. Huntair, Inc.
13. Huntair Middle East Holdings, Inc.
14. International Electronics, LLC
15. Linear LLC
16. Lite Touch, Inc.
17. Magenta Research Ltd.
18. Mammoth, Inc.
19. Niles Audio Corporation
20. Nordyne LLC
21. NORDYNE International, Inc.
22. Nortek International, Inc.
23. NuTone LLC
24. OmniMount Systems, Inc.
25. Operator Specialty Company, Inc.
26. Pacific Zephyr Range Hood Inc.
27. Panamax LLC
28. Rangaire GP, Inc.
29. Rangaire LP, Inc.
30. Secure Wireless, Inc.
31. Skycam, LLC
32. SpeakerCraft, LLC
33. Temtrol, LLC
34. The AVC Group, LLC
35. Xantech LLC
36. Zephyr Ventilation, LLC

Non-Guarantor Domestic Subsidiaries

1. Fidelity Investment Co.
2. Hometouch Lighting Systems, LLC
3. Linear Canada Holdings, Inc.
4. Ring Brothers Corporation

Issuer Free Writing Communications (included in the General Disclosure Package)

1.   Final term sheet, dated November 18, 2010, a copy of which is attached hereto as Schedule IV.

ALL NORTEK SUBSIDIARIES

Subsidiary	Jurisdiction of Organization	% held, directly or indirectly, by Nortek Inc.
Advanced Bridging Technologies, Inc.	California	100%
Aigis Mechtronics, Inc.	Delaware	100%
Best Deutschland GmbH	Germany	100%
Best France S.A.	France	100%
Best Poland S.p.zo.o.	Poland	100%
Best S.p.A.	Italy	100%
Broan Building Products (Huizhou) Co., Ltd.	People's Republic of China	100%
Broan Building Products-Mexico, S. de R.L. de C.V.	Mexico	100%
Broan-Mexico Holdings, Inc.	Delaware	100%
Broan-NuTone Canada Inc.	Ontario	100%
Broan-NuTone (HK) Limited	Hong Kong, People's Republic of China	100%
Broan-NuTone LLC	Delaware	100%
Broan-NuTone Storage Solutions LP	Delaware	100%
CES Group, LLC	Delaware	100%
CES Holdings B.V.	The Netherlands	100%
CES International Ltd.	Delaware	100%
CLPK, LLC	Delaware	100%
Eaton-Williams (Millbank) Limited	UK	100%
Eaton-Williams Exports Limited	UK	100%
Eaton-Williams Group Limited	UK	100%
Eaton-Williams Holding Limited	UK	100%
Eaton-Williams Limited	UK	100%
Eaton-Williams Products Limited	UK	100%
Eaton-Williams Service Limited	UK	100%
Edenaire Limited	UK	100%
Elan Home Systems, L.L.C.	Kentucky	100%
Fidelity Investment Co.	Rhode Island	100%
Gates That Open, LLC	Florida	100%
Gefen LLC	California	100%
Governair LLC	Oklahoma	100%
Home Touch Lighting Systems, LLC	Utah	100%
Huntair, Inc.	Delaware	100%
Huntair International Ltd.	Masdar City, UAE	100%
Huntair Middle East Holdings, Inc.	Delaware	100%
Imerge Limited	UK	100%
Innergy Tech Inc.	Quebec	100%
International Electronics, LLC	Massachusetts	100%
Linear Canada Holdings, Inc.	Delaware	100%
Linear Electronics of Canada, Limited	Canadian Federal	100%
Linear H.K. LLC	Delaware	100%

Subsidiary	Jurisdiction of Organization	% held, directly or indirectly, by
Linear H.K. Manufacturing, Limited	Hong Kong, People's Republic of China	100%
Linear LLC	California	100%
Lite Touch, Inc.	Utah	100%
Magenta Research Ltd.	Connecticut	100%
Mammoth, Inc.	Delaware	100%
Miller de Mexico S.A. de R.L. de C.V.	Mexico	100%
Niles Audio Corporation	Delaware	100%
Nordyne LLC	Delaware	100%
Nordyne Argentina SRL	Argentina	100%
Nordyne de Puerto Rico, LLC	Puerto Rico	100%
Nordyne do Brasil Distribuidora De Ar Condicionado Ltda.	Brazil	100%
NORDYNE International, Inc.	Delaware	100%
Nortek (UK) Limited	UK	100%
Nortek International, Inc.	Delaware	100%
Nortek International Holdings B.V.	Netherlands	100%
Nortek(Shanghai) Trading Co., Ltd.	People's Republic of China	100%
Nortek Trading, Ltd.	British Virgin Islands	100%
NuTone LLC	Delaware	100%
OmniMount Systems, Inc.	Arizona	100%
Operator Specialty Company, Inc.	Michigan	100%
Pacific Zephyr Range Hood Inc.	California	100%
Panamax LLC	California	100%
Precision Air Control Limited	UK	100%
Rangaire GP, Inc.	Delaware	100%
Rangaire LP, Inc.	Delaware	100%
Ring Brothers Corporation	California	100%
Secure Wireless, Inc.	California	100%
Skycam, LLC		
SpeakerCraft, LLC	Delaware	100%
Temtrol, LLC	Oklahoma	100%
The AVC Group, LLC		
Vapac Humidity Control Limited	UK	100%
Venmar CES, Inc.	Saskatchewan	100%
Venmar Ventilation (H.D.H.) Inc.	Quebec	100%
Venmar Ventilation Inc.	Quebec	100%
Ventrol Air Handling Systems Inc.	Canada (Federal Corp.)	100%
Xantech LLC	California	100%
Zephyr Ventilation, LLC	California	100%

Schedule VI

OTHER EQUITY INTERESTS

None.